Exhibit 16.1

Certified Public Accountants

August 31, 2021

Li Kin Shing
China Elite Information Co., Ltd.
Room 3813-15
Hong Kong Plaza
188 Connaught Road West
Hong Kong

Dear Mr. Li,

This letter is to inform you of our resignation as auditor of China Elite Information Co., Ltd. (the “Company”) effective immediately. Our resignation is the result of the Company’s decision to file a Form 15 and cease its registration with the Securities and Exchange Commission.

At this time there are no accounting disagreements.

Currently there are no open invoices.

Our working paper files are the property of our firm. These will be maintained in accordance with our retention policy. We will consider any requests for copies of documents in our working paper files from you. However, providing such copies is at our discretion. We require payment in full of all outstanding fees owed to our firm prior to providing these copies, and reasonable copying costs will be due and payable on a Cash on Delivery basis only.

We have reviewed the accompanying Form 8-k dated September 7, 2021 in relation to our resignation and agree with the statements in Item 4.01.

If you have any questions regarding this communication, please contact Lynda R. Keeton-Cardno at 702-914-0253 ext. 225.

Sincerely,

Keeton CPA

Quality And Integrity Are Essential In Business
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(702) 914-0253 ● Fax (702) 914-0293